

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 2706666
Fax: (65) 8857391/8857403



14th January 2002

BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

SUPPL

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 158,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY




SEC MAIL
FEB 0 4 2002
WASH, D.C.
354
SECTION

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 158,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 14TH DAY OF JANUARY 2002

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Alloted	Subscription Price (1)	Value of Shares exercised (2)	Remarks
105,000	$0.91	$95,550.00	Exercised by Sim Kee Boon
53,000	$0.91	$48,230.00	Exercised by Tong Chong Heong
	Total value of shares exercised =	$143,780.00	

Notes:

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

Appendix II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION 158,000 OF SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 158,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares :** Pari Passu

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Oustanding Shares/Stock Units	$
				Share/Stock Units	$		
Ordinary	$0.50	$1,500,000,000 (Ordinary)	Before Exercise	765,737,091	382,868,545.50	Before Exercise :	16,268,000
			Add Exercise	158,000	79,000	Add options granted on 20/4/01 & 27/9/01:	5,680,000
						Less Cancelled Options:	(3,652,000)
			After Exercise	765,895,091	382,947,545.50	Less Exercise :	(158,000)
						Outstanding :	18,138,000

3. **Outstanding Warrants/TSRs :** **Outstanding Convertible Bonds:**

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees'Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**



Name : CAROLINE CHANG   **Authorised Signature** :

Designation : COMPANY SECRETARY   **Date** : **14th January 2002**

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payment).

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 25 May 2001

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	158,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$0.91	-	-
due and payable	-	-	-
Amount of premium paid or payable on each share	$0.41	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies and Businesses by

Name:
Address: Keppel Corporation Limited
23 Church Street #15-01
Capital Square Singapore 049481

Tel No: 2706666
Fax No: 8857391
A/c No:

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

FORM 24

(Please use continuation sheets if space provided is insufficient)

Name of Company:

Company No: KEPPEL CORPORATION LIMITED

196800351N

*3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
The Central Depository (Pte) Ltd 20 Cecil Street 6th Floor The Exchange Singapore 049705 198003912M Singapore	158,000 ordinary shares for a cash consideration. 11.1.2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM 24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Captial	$ 382,947,545.50	-	-
Paid-up Share Capital	$ 382,947,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 14 January 2002



Signature:..

Caroline Chang

Name of ~~*Director~~/Secretary:..

*Delete where inapplicable.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 3236990
TELEPHONE: (65) 3236200

14 January 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 158,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 158,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	765,737,091	
SHARE OPTION SCHEME	158,000	11.01.2002
TOTAL	765,895,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 2706666
Fax: (65) 8857391/8857403

17th January 2002


SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2002
WASH, D.C.
SECTION
354

BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following documents which we have filed with the Singapore Exchange Securities Trading Limited are enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 30,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY


SEC MAIL PROCESSING
FEB 0 4 2002
WASH, D.C.
354
SECTION

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 30,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 17TH DAY OF JANUARY 2002

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Alloted	Subscription Price (1)	Value of Shares exercised (2)	Remarks
30,000	$0.91	$27,300.00	Exercised by Lim Jit Pok Jim
	Total value of shares exercised =	$27,300.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

Appendix II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION 30,000 OF SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 30,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Oustanding Shares/Stock Units	$
				Share/Stock Units	$		
Ordinary	$0.50	$1,500,000,000 (Ordinary)	Before Exercise	765,895,091	382,947,545.50	Before Exercise :	18,138,000
			Add Exercise	30,000	15,000		
			After Exercise	765,925,091	382,962,545.50	Less Exercise :	(30,000)
						Outstanding :	18,108,000

3. **Outstanding Warrants/TSRs :** **Outstanding Convertible Bonds:**

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees'Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : CAROLINE CHANG **Authorised Signature** :



Designation : COMPANY SECRETARY **Date** : 17th January 2002

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payment).

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 25 May 2001

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	30,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$0.91	-	-
due and payable	-	-	-
Amount of premium paid or payable on each share	$0.41	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street #15-01
Capital Square Singapore 049481

Tel No: 2706668
Fax No: 8857391

A/c No:

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

FORM 24

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
The Central Depository (Pte) Ltd 20 Cecil Street 6th Floor The Exchange Singapore 049705 198003912M Singapore	30,000 ordinary shares for a cash consideration. 17.01.2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM 24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Captial	$382,962,545.50	-	-
Paid-up Share Capital	$382,962,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 17.01.2002

Signature: ....[signature]..........

Name of *Director/Secretary: Caroline Chang

*Delete where inapplicable.

‡This Certificate is not to be completed if paragraph 3 of this Form is completed.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 3236990
TELEPHONE: (65) 3236200

17 January 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 30,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 30,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	765,895,091	
SHARE OPTION SCHEME	30,000	17.01.2002
TOTAL	765,925,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 2706666
Fax: (65) 8857391/8857403


SEC MAIL PROCESSING
FEB 04 2002
WASH. D.C. 354 SECTION

18th January 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following documents which we have filed with the Singapore Exchange Securities Trading Limited are enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 33,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY


SEC MAIL PROCESSING
FEB 0 4 2002
WASH, D.C.
354
SECTION

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 33,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 18TH DAY OF JANUARY 2002

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Alloted	Subscription Price (1)	Value of Shares exercised (2)	Remarks
33,000	$0.91	$30,030.00	Exercised by Wong Ngiam Jih
	Total value of shares exercised =	$30,030.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

Appendix II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION 33,000 OF SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 33,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Oustanding Shares/Stock Units	$
				Share/Stock Units	$		
Ordinary	$0.50	$1,500,000,000 (Ordinary)	Before Exercise	765,925,091	382,962,545.50	Before Exercise :	18,108,000
			Add Exercise	33,000	16,500		
			After Exercise	765,958,091	382,979,045.50	Less Exercise :	(33,000)
						Outstanding :	18,075,000

3. **Outstanding Warrants/TSRs :** **Outstanding Convertible Bonds:**

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees'Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : CAROLINE CHANG **Authorised Signature :**



Designation : COMPANY SECRETARY **Date : 18th January 2002**

Enclosures :

a. **A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.**
b. **Confirmation of despatch of Share/Stock Certificates.**
c. **Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").**
d. **Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payment).**

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 25 May 2001

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	33,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$0.91	-	-
due and payable	-	-	-
Amount of premium paid or payable on each share	$0.41	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street #15-01
Capital Square Singapore 049481

Tel No: 2706666
Fax No: 8857391

A/c No:

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

FORM 24

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3 List of the allottees and an account of the shares allotted to them are as follows:

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
The Central Depository (Pte) Ltd 20 Cecil Street 6th Floor The Exchange Singapore 049705 198003912M Singapore	33,000 ordinary shares for a cash consideration. 17.01.2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM 24

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Captial	$382,979,045.50	-	-
Paid-up Share Capital	$382,979,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 18 January 2002

Signature: ....

Name of *Director/Secretary: Caroline Chang

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 3236990
TELEPHONE: (65)3236200

18 January 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 33,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 33,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	765,925,091	
SHARE OPTION SCHEME	33,000	17.01.2002
TOTAL	765,958,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 2706666
Fax: (65) 8857391/8857403

29th January 2002


SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2002
WASH, D.C.
354
SECTION

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following documents which we have filed with the Singapore Exchange Securities Trading Limited are enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 71,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY



FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 71,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 29TH DAY OF JANUARY 2002

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Alloted	Subscription Price (1)	Value of Shares exercised (2)	Remarks
2,000	$0.91	$1,820.00	Exercised by Poon Kit Peng
42,000	$0.91	$38,220.00	Exercised by Yeo Chien Sheng Nelson
27,000	$0.91	$24,570.00	Exercised by Tan Peng Pong
	Total value of shares exercised =	$64,610.00	

Notes:

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

Appendix II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION 71,000 OF SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 71,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Oustanding Shares/Stock Units	$
				Share/Stock Units	$		
Ordinary	$0.50	$1,500,000,000 (Ordinary)	Before Exercise	765,958,091	382,979,045.50	Before Exercise :	18,075,000
			Add Exercise	71,000	35,500.00	Less Exercise :	(71,000)
			After Exercise	766,029,091	383,014,545.50	Outstanding :	18,004,000

3. **Outstanding Warrants/TSRs :** **Outstanding Convertible Bonds:**

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees'Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : CAROLINE CHANG **Authorised Signature** : [signature]

Designation : COMPANY SECRETARY **Date** : 29th January 2002

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payment).

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM 24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 25 May 2001

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	71,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$0.91	-	-
due and payable	-	-	-
Amount of premium paid or payable on each share	$0.41	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies and Businesses by

Name:
Address: Keppel Corporation Limited
23 Church Street #15-01
Capital Square Singapore 049481

Tel No: 2706666

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM **24**

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

*3 List of the allottees and an account of the shares allotted to them are as follows:

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
The Central Depository (Pte) Ltd 20 Cecil Street 6th Floor The Exchange Singapore 049705 198003912M Singapore	71,000 ordinary shares for a cash consideration. 25.1.2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Form 24 Continuation Sheet 2

FORM 24

Name of Company:

Company No: KEPPEL CORPORATION LIMITED

196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Captial	$ 383,014,545.50	-	-
Paid-up Share Capital	$ 383,014,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 29 January 2002



Signature: ....

Caroline Chang

Name of ~~*Director~~/Secretary: ....

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 3236990
TELEPHONE: (65) 3236200

28 January 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 71,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 71,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED


RECEIVED
29 JAN 2002
Group Legal

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	765,958,091	
SHARE OPTION SCHEME	71,000	25.01.2002
TOTAL	766,029,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481

Tel: (65) 2706666
Fax: (65) 8857391/8857403

31st January 2002


SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2002
WASH, D.C. 334 SECTION

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following documents which we have filed with the Singapore Exchange Securities Trading Limited are enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 8,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully



CAROLINE CHANG
COMPANY SECRETARY


FEB 0 4 2002
354
SECTION

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 8,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 31ST DAY OF JANUARY 2002

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Alloted	Subscription Price (1)	Value of Shares exercised (2)	Remarks
8,000	$0.91	$7,280.00	Exercised by Siow Kwoh Foo Ray
	Total value of shares exercised =	$7,280.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION 8,000 OF SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 8,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. **State how the additional shares/stock units for which listing is applied for rank with existing shares :** Pari Passu

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. **In respect of each class of securities, to furnish the following details :-**

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Oustanding Shares/Stock Units $	
				Share/Stock Units	$		
Ordinary	$0.50	$1,500,000,000 (Ordinary)	Before Exercise	766,029,091	383,014,545.50	Before Exercise :	18,004,000
			Add Exercise	8,000	4,000.00	Less Exercise :	(8,000)
			After Exercise	766,037,091	383,018,545.50	Outstanding :	17,996,000

3. **Outstanding Warrants/TSRs :** **Outstanding Convertible Bonds:**

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. **We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees'Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.**

Name : CAROLINE CHANG **Authorised Signature** : 

Designation : COMPANY SECRETARY **Date** : 31st January 2002

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payment).

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM
24

Folio No

Name of Company:

KEPPEL CORPORATION LIMITED

Company No:

196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on 25 May 2001

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	8,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$0.91	-	-
due and payable	-	-	-
Amount of premium paid or payable on each share	$0.41	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies and Businesses by

Name:
Address: Keppel Corporation Limited
23 Church Street #15-01
Capital Square Singapore 049481

Tel No: 2706666
8857391

For Official Use

Date of Registration:

Receipt No:

Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

FORM

24

Name of Company:

Company No: KEPPEL CORPORATION LIMITED

196800351N

*3 List of the allottees and an account of the shares allotted to them are as follows:

(*a*) Name (*b*) Address (*c*) NRIC/Passport No/Registration No (*d*) Nationality/Country of Incorporation	(*e*) †No and class of shares allotted and consideration therefor (*f*) Date of allotment
The Central Depository (Pte) Ltd 20 Cecil Street 6th Floor The Exchange Singapore 049705 198003912M Singapore	8,000 ordinary shares for a cash consideration. 30.1.2002

*Delete where inapplicable.

†Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

FORM
24

Name of Company:

Company No: KEPPEL CORPORATION LIMITED

196800351N

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Captial	$ 383,018,545.50	-	-
Paid-up Share Capital	$ 383,018,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 31 January 2002

Signature:  ....

Caroline Chang

Name of *Director/Secretary: ....

---

*Delete where inapplicable.

†This Certificate is not to be completed if paragraph 3 of this Form is completed.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 3236990
TELEPHONE: (65)3236200

31 January 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 8,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 8,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully



HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	766,029,091	
SHARE OPTION SCHEME	8,000	30.01.2002
TOTAL	766,037,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED



....
REGISTRARS